                                                        NEWS



                                    RE:  Tefron Ltd.
                                         Ind. Center Teradyon
                                         P.O. Box 1365
                                         Misgav 20179
                                         Israel
                                         (NYSE:  TFR)

AT THE COMPANY                      AT INVESTOR RELATIONS LTD.
--------------                      --------------------------

Asaf Alperovitz                     Roni Gavrielov
Chief Financial Officer
+972-4-9900803                      +972-3-5167620
Fax: +972-4-9900054                 Fax: +972-3-5167619

             TEFRON LTD. ANNOUNCES BOARD APPROVAL OF THE FILING OF A DRAFT PROSPECTUS WITH THE ISRAELI SECURITIES AUTHORITY

MISGAV, ISRAEL, DECEMBER 13, 2005 -- Tefron Ltd. (NYSE:TFR; TASE: TEFRON), one of the world's leading producers of seamless intimate apparel and active wear, today announced that its Board of Directors had authorized the filing of a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange in connection with a possible underwritten offering to the public in Israel either of Ordinary Shares or of a combination of Ordinary Shares and options convertible into Ordinary Shares. The offering would be made by Tefron only, and not by any selling shareholder. If the offering is completed, Tefron currently intends to raise up to a maximum amount of approximately $20 million from the offering, depending on market conditions. No final decision on an offering has been made and any offering is subject to the final approval of Tefron's Board of Directors and to the publishing of a final prospectus with the approval of the Israeli Securities Authority.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.










                                       2